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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ExlService Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

302081104
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Financial Technology Ventures (Q), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,694,278
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,694,278
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,694,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Financial Technology Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 62,806
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 62,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,806
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Financial Technology Ventures II (Q), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,746,708
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,746,708
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,746,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Financial Technology Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 10,376
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 10,376
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .04%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Financial Technology Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,757,084
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,757,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Financial Technology Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,757,084
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,757,084
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,084
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James C. Hale, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,514,168
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,514,168
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,514,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Huret
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,514,168
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,514,168
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,514,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 302081104	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard Garman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,514,168
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,514,168
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,514,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

      ExlService Holdings, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

      350 Park Avenue, New York, NY 10022

Item 2(a). Name of Person Filing:

Financial Technology Ventures (Q), L.P.	(“FTV Q LP”)

Financial Technology Ventures, L.P.	(“FTV LP”)

Financial Technology Ventures II (Q), L.P.	(“FTV II Q LP”)

Financial Technology Ventures II, L.P.	(“FTV II LP”)

Financial Technology Management, LLC	(“Management LLC”)

Financial Technology Management II, LLC	(“Management II LLC”)

James C. Hale, III

Robert Huret

Richard Garman

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of each of FTV Q LP, FTV LP, FTV II Q LP, FTV II LP, Management LLC, Management II LLC, James Hale, Robert Huret and Richard Garman is:

      555 California Street, Suite 2900
      San Francisco, CA 94104

Item 2(c). Citizenship:

     The place of organization of each of FTV Q LP, FTV LP, FTV II Q LP, FTV II LP, Management LLC and Management II LLC is:

      State of Delaware, USA

      The citizenship of each of James Hale, Robert Huret and Richard Garman is:

      United States of America

Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.001

Item 2(e). CUSIP Number:

      302081104

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The right to receive dividends on, and proceeds from the sale of, the shares which are beneficially owned by the filing persons is governed by the limited partnership agreement of each of FTV Q LP, FTV LP, FTV II Q LP and FTV II LP and the operating agreement of each Management LLC and Management II LLC and such dividends or proceeds may be distributed with respect to the member interests and general and limited partnership interests in accordance therewith.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     FTV Q LP, FTV LP, FTV II Q LP and FTV II LP are record and beneficial owners of the securities of ExlService Holdings, Inc. reported hereby.

     Management LLC is the sole general partner of FTV Q LP and FTV LP. In its capacity as the sole general partner, Management LLC may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities of FTV Q LP and FTV LP reported hereby.

Management II LLC is the sole general partner of FTV II Q LP and FTV II LP. In its capacity as the sole general partner, Management II LLC may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities of FTV II Q LP and FTV II LP reported hereby.

In their capacity as the managing members of Management LLC and Management II, LLC, each of James Hale, Robert Huret and Richard Garman may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities of Management LLC and Management II LLC reported hereby.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

(a) N/A

(b) N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007

FINANCIAL TECHNOLOGY VENTURES (Q), L.P.
By:	Financial Technology Management, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY VENTURES, L.P.
By:	Financial Technology Management, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY VENTURES II (Q), L.P.
By:	Financial Technology Management II, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY VENTURES II, L.P.
By:	Financial Technology Management II, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY MANAGEMENT, LLC.

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY MANAGEMENT II, LLC.

By:	*

Richard Garman, Managing Member

*

JAMES C. HALE, III

*

ROBERT HURET

*

RICHARD GARMAN

*By:	/s/ DAVID A. HAYNES

David A. Haynes, Partner and Chief Operating Officer, FTVentures
Attorney-in-Fact for each of James C. Hale, III, Robert Huret and Richard Garman pursuant to a Power of Attorney attached as Exhibit 2 to this Schedule 13G

JOINT FILING STATEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 8, 2007

FINANCIAL TECHNOLOGY VENTURES (Q), L.P.
By:	Financial Technology Management, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY VENTURES, L.P.
By:	Financial Technology Management, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY VENTURES II (Q), L.P.
By:	Financial Technology Management II, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY VENTURES II, L.P.
By:	Financial Technology Management II, LLC, its General Partner

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY MANAGEMENT, LLC.

By:	*

Richard Garman, Managing Member

FINANCIAL TECHNOLOGY MANAGEMENT II, LLC.

By:	*

Richard Garman, Managing Member

*

JAMES C. HALE, III

*

ROBERT HURET

*

RICHARD GARMAN

*By:	/s/ DAVID A. HAYNES

David A. Haynes, Partner and Chief Operating Officer, FTVentures
Attorney-in-Fact for each of James C. Hale, III, Robert Huret and Richard Garman pursuant to a Power of Attorney attached as Exhibit 2 to this Schedule 13G